GreenKissNY Inc. DOS/A

Exhibit 6.11

Arrangement with Nexus Management Services Inc.

GreenKissNY Inc. (the “Company”) does not have a written agreement with Nexus Management Services Inc. (”NMS”). Nexus Staffing Specialists, Inc., a wholly-owned subsidiary of the Company (“Nexus”), entered into an arrangement since Nexus’ formation, whereby NMS agreed to provide contract employees at Nexus’ corporate and branch offices. In exchange for such employees, Nexus agreed to pay NMS a markup of 25% for 2013 and 2014, and 20% for 2015 of all payroll and payroll related costs paid by NMS for such staff dedicated to Nexus activities. As of January 1, 2016, the parties terminated this arrangement.